Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES IN-LICENSING AGREEMENT
WITH ELI LILLY AND COMPANY

Vancouver, Canada, April 30, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has signed an exclusive in-licensing agreement with Eli Lilly and Company (“Lilly”) for LY458202 (“GED-aPC”), a clinical-stage drug candidate, whereby Cardiome has been granted exclusive worldwide rights to GED-aPC for all indications.

GED-aPC is an engineered analog of recombinant human activated Protein C (aPC) with enhanced anti-inflammatory, anti-thrombotic and strong binding to endothelial protein C receptor properties, and has broad potential across multiple indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

“The scientific community is increasingly recognizing the role of inflammation in cardiovascular disease, and we have been searching for a drug candidate with the capacity to address cardiovascular disease through anti-inflammatory and anti-thrombotic mechanisms,” said Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome. “GED-aPC is a pluripotent molecule with multiple mechanisms of action targeting key counter-regulatory pathways, and we believe that these engineered characteristics make it a highly desirable drug candidate for cardiovascular indications.”

Lilly has successfully completed a 46-person Phase 1 single-dose placebo-controlled safety study in healthy volunteers for GED-aPC. Cardiome intends to meet with the FDA in the near future regarding plans to conduct multi-dose Phase 1 studies commencing in the second half of 2007. Pending successful completion of these studies, Cardiome intends to initiate one or more Phase 2 studies in the first half of 2008.

Under terms of the agreement, Lilly will also provide Cardiome with access to intellectual property related to manufacturing of GED-aPC, and facilitate access to clinical and commercial production capacity at an established third party manufacturing facility for a defined period of time. Included in the transaction is an initial supply of GED-aPC, which is expected to be sufficient for completion of the contemplated Phase 1 program.

Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestones. Lilly will also be entitled to royalty payments if the molecule is ultimately commercialized. Cardiome estimates that clinical expenditures on the GED-aPC program will be approximately US$5 million in 2007.

"We believe strongly that the unique profile of this drug will be effective in treating several forms of cardiovascular disease,” stated Bob Rieder, Chairman and Chief Executive Officer of Cardiome. “Success in our industry arises from bringing benefit to patients. This drug, with its excellent mechanistic and clinical pedigree, offers great promise to patients suffering from various forms of cardiovascular disease for which few effective treatments are available.”

Cardiome will hold a teleconference and webcast on Monday, April 30, 2007 at 1:00pm ET (10:00am PT) to discuss the transaction. Please dial 800-814-4859 or 416-644-3433 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through May 30, 2007. Please dial 877-289-8525 or 416-640-1917, and enter code 21231012# to access the replay.

About Cardiogenic Shock (CS)
Cardiogenic shock is a state of inadequate bloodflow to the body’s tissue caused by the failure of the heart to pump effectively, most commonly following acute myocardial infarction (heart attack). In 2006, more than 870,000 people suffered a heart attack in the U.S., with approximately 6% of them developing cardiogenic shock. Mortality rates for patients with cardiogenic shock remain high, ranging from 40% to 70%. There are currently no approved drugs to treat this indication.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006. A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC, an engineered analog of recombinant human activated Protein C (aPC), for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.